

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Caroline Beasley
Chief Executive Officer
Beasley Broadcast Group, Inc.
3033 Riviera Drive, Suite 200
Naples, Florida 34103

> **Re: Beasley Broadcast Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 8-K filed May 9, 2022**
> **File No. 000-29253**

Dear Caroline Beasley:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian D. Miller